                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Capstead Mortgage Corporation
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                  14067 E 10 0
                                ----------------
                                 (CUSIP Number)

Bracebridge Capital                         With a copy to:
Ms. Nancy G. Zimmerman                      Scott M. Zimmerman, Esq.
Fixed Income Associates, Inc.               Swidler Berlin Shereff Friedman, LLP
1000 Massachusetts Avenue                   405 Lexington Avenue
Cambridge, Massachusetts  02138             New York, New York 10174
(617) 349-2000                              (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 25, 2000
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
----------------------                                    ----------------------
CUSIP No. 14067 E 10 0                                     Page  2 of 12 Pages
----------------------                                    ----------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Fixed Income Associates, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      8        SHARED VOTING POWER
        OWNED BY                       1,641,132
          EACH          --------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER
         PERSON
          WITH          --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                       1,641,132
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,641,132
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
             CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP No. 14067 E 10 0                                     Page  3 of 12 Pages
----------------------                                    ----------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bracebridge Capital, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      8        SHARED VOTING POWER
        OWNED BY                       1,641,132
          EACH          --------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER
         PERSON
          WITH          --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                       1,641,132
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,641,132
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
             PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP No. 14067 E 10 0                                     Page  4 of 12 Pages
----------------------                                    ----------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Bracebridge Capital LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      8        SHARED VOTING POWER
        OWNED BY                       544,518
          EACH          --------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER
         PERSON
          WITH          --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                       544,518
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             544,518
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
             00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                                    ----------------------
CUSIP No. 14067 E 10 0                                     Page  5 of 12 Pages
----------------------                                    ----------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Nancy G. Zimmerman
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
--------------------------------------------------------------------------------
                        7        SOLE VOTING POWER
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY      8        SHARED VOTING POWER
        OWNED BY                       1,641,132
          EACH          --------------------------------------------------------
       REPORTING        9        SOLE DISPOSITIVE POWER
         PERSON
          WITH          --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                       1,641,132
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,641,132
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             3.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

         This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of December 10, 1999 (the "Schedule 13D") and Amendment No. 1 to the
Schedule 13D relating to the event date of December 27, 1999, filed by Fixed Income Associates, Inc., a Delaware corporation ("FIA"), Bracebridge Capital, L.P. ("BCLP"), a Delaware limited partnership of which FIA is the general partner, Bracebridge Capital LLC ("BCLLC"), a Massachusetts limited liability company of which FIA is the managing member, and Nancy G. Zimmerman, the sole shareholder of FIA ("Zimmerman" and together with FIA, BCLP and BCLLC, the "Reporting Persons") relating to the common stock (the "Common Stock") of Capstead Mortgage Corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The business address of each FIA, BCLP, BCLLC and Zimmerman is 1000 Massachusetts Avenue, Cambridge, MA 02138. The address of the Issuer is 8401 North Central Expressway, Suite 800, Dallas, Texas 75225.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

         Item 3 is hereby amended to add the following:

         Since December 30, 1999, FIFI II L.P. ("FIFI"), a Delaware limited partnership of which BCLP is the general partner, purchased an aggregate of 107,100 shares of Cumulative Convertible Preferred Stock, Series B of the Company (the "Series B Shares") at an aggregate cost of $1,016,249 using its own funds. The Series B Shares are convertible into 80,721 shares of Common Stock. See Item 5.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by replacing the last paragraph of Item 4 with the following:

         Attached hereto as Exhibit B are certain letters from Bracebridge Capital to the Chairman of the Board of Directors of the Company addressing certain concerns and requesting certain additional information with respect to the recently announced series of transactions between the Company and an affiliate of Fortress Investment Group LLC.

         Attached hereto as Exhibit C is a shareholder proposal and supporting statement, detailing a proposed program of liquidation and distribution, sent by FIFI to the Company to be submitted for shareholder vote at the upcoming special meeting of the holders of the Company's Common Stock.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through

(j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) and (b)

         BCLP, as the general partner of FIFI, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,096,614 shares of Common Stock deemed to be owned by FIFI. Accordingly, BCLP may be deemed to be the beneficial owner of 1,096,614 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock.

         BCLP and BCLLC, as the sole directors of FFI, have the power to vote and direct the voting of and power to dispose and direct the disposition of the 544,518 shares of Common Stock deemed to be owned by FFI. Accordingly, BCLP and BCLLC may together be deemed to be the beneficial owner of 544,518 shares of Common Stock, or 1.2% of the outstanding shares of Common Stock.

         As the General Partner of BCLP, FIA has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,096,614 shares of Common Stock deemed to be owned by FIFI. As the General Partner of BCLP and the managing member of BCLLC, FIA has the power to vote and to direct the disposition of the 544,518 shares of Common Stock deemed to be beneficially owned by FFI.

         As the sole shareholder of FIA, Zimmerman may be deemed to have the power to vote and to direct the voting of and power to dispose and direct the disposition of the 1,096,614 shares of Common Stock deemed to be beneficially owned by FIFI and the 544,518 shares of Common Stock owned by FFI. Accordingly, Zimmerman may be deemed to be the beneficial owner of 1,641,132 shares of Common Stock, or 3.5% of the outstanding shares of Common Stock.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentage ownership of the Reporting Persons is based on 46,235,875 outstanding shares of Common Stock, such amount representing the sum of (i) 45,717,405 outstanding shares of Common Stock (which is equal to the 56,854,405 shares of Common Stock outstanding as of December 7, 1999, as reported in the Company's Schedule 13E-4 Issuer Tender Offer Statement filed with the Commission on December

10, 1999 minus the 11,137,000 shares of Common Stock repurchased in the tender offer, as reported in the Company's press release of January 18, 2000 and (ii) 518,470 shares of Common Stock issuable upon conversion of the Series B Shares deemed to be beneficially owned by such Reporting Persons.

         (c) The transactions in the Common Stock by the Reporting Persons during the past 60 days are set forth on Annex A hereto.

         (d) Not Applicable.

         (e) Not Applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                       FIXED INCOME ASSOCIATES, INC.


                                       By: /s/ Nancy G. Zimmerman
                                           -------------------------------------
                                           Name:  Nancy G. Zimmerman
                                           Title: President

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                       BRACEBRIDGE CAPITAL, L.P.

                                       By: FIXED INCOME ASSOCIATES, INC.,
                                             its General Partner


                                       By: /s/ Nancy G. Zimmerman
                                           -------------------------------------
                                           Name:  Nancy G. Zimmerman
                                           Title: President

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                       BRACEBRIDGE CAPITAL LLC

                                       By: FIXED INCOME ASSOCIATES, INC.,
                                             its Managing Member


                                       By: /s/ Nancy G. Zimmerman
                                           -------------------------------------
                                           Name:  Nancy G. Zimmerman
                                           Title: President

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2000

                                       /s/ Nancy G. Zimmerman
                                       -----------------------------------------
                                       NANCY G. ZIMMERMAN

                                     ANNEX A

               Transactions in Shares of Common Stock and Series B
                    Preferred Stock within the Last 60 Days(1)

                         Aggregate      Aggregate
             Price Per     Common       Preferred
Date           Share    Share Amount   Share Amount  FIFI II L.P.  FFI Fund Ltd.
----           -----    ------------   ------------  ------------  -------------
12/6/99         9.69                         800            602
12/6/99         3.75       12,200                        12,200
12/7/99         9.61                      30,200         22,761
12/7/99         3.75       25,000                        25,000
12/8/99         9.25                      10,000          7,537
12/8/99         3.75       25,000                        25,000
12/9/99         3.75       25,000                        25,000
12/10/99        9.25                       2,200          1,658
12/10/99        3.98       75,000                        50,000        25,000
12/13/99        4.26      161,500                        80,750        80,750
12/14/99        4.25       62,400                        32,400        30,000
12/15/99        4.29      253,900                       100,000       153,900
12/16/99        4.25       27,800                        13,800        14,000
12/17/99        4.31      323,200                       123,200       200,000
12/20/99        4.31       30,000                        15,000        15,000
12/20/99        9.56                       7,900          5,954
12/21/99        4.31       35,000                        15,000        20,000
12/22/99        4.31      120,700                        60,000        60,700
12/23/99        4.25       42,600                        21,000        21,600
12/27/99        4.25       68,200                        34,100        34,100
12/29/99        4.12       15,200                                      15,200
12/29/99        9.56                      15,000         11,306
12/30/99        9.50                      10,600          7,989
1/3/00          9.50                      12,500          9,421
1/4/00          9.49                      14,500         10,928
1/6/99          9.50                      18,800         14,169
1/7/00          9.50                       6,300          4,748
1/10/00         9.50                       3,900          2,939
1/12/00         9.50                       1,300            979
1/13/00         9.50                      14,800         11,154

-------------------
         (1) Except as otherwise noted, all transactions in shares of Common Stock, as well as Series B Preferred Stock, that were effected during the past sixty days have been open market purchases.

1/14/00         9.38                      14,000         10,551
1/18/00         9.56                       2,700          2,034
1/19/00         9.56                         900            678
1/20/00         9.56                       5,900          4,446
1/21/00         9.56                         900            678
1/24/00(2)      4.43        1,200                                       1,200
1/25/00(3)      4.55    2,728,938                     1,405,556     1,323,382

-------------------
         2 Open market sale.
         3 Represents shares purchased by the Company in a tender offer pursuant to the Company's Schedule 13E-4 Issuer Tender Offer Statement filed with the Commission on December 10, 1999. The number of shares indicated for each of FIFI and FFI is equal to the number of shares tendered by each such entity, multiplied by 70.9626 percent, the final proration factor for the tender offer as reported in the Company's press release of January 24, 2000.

                                                                       EXHIBIT C

SHAREHOLDER PROPOSAL:

RESOLVED, that the stockholders recommend to the Board of Directors that the Company promptly undertake a program to liquidate substantially all of the Company's available-for-sale portfolio and to use the liquidation proceeds to pay down short-term borrowings, redeem at least 80% of the outstanding shares of the Company's Series A and Series B preferred stock, call - to the extent permissible - the outstanding shares of the Company's Series C and Series D preferred stock, establish reasonable reserves, and distribute remaining proceeds to the common shareholders; and that each quarter the Board publicly report to the stockholders the status of such program of liquidation and distribution.

SUPPORTING STATEMENT:

Between December 31, 1997 and December 3, 1999, the Company's per share book value declined from $11.42 to $6.56. The common shares have traded at a significant discount to book value for a considerable period, worsening the negative impact on shareholders. The Company's common share price declined from $27.6875 on September 17, 1997 to $4.375 on January 24, 2000. The Board of Directors has proposed a reverse split of the common shares due to the precipitous decline in the Company's share price.

The Company recently issued convertible Series C and Series D preferred shares at a price which significantly diluted common shareholders. At the time, the Company had "substantial liquidity" according to its own filings and no evident need for a cash infusion. Despite the subsequent self-tender, the dilutive damage had already been done. Capstead shareholders do not need management to sell control to Fortress on a preferential basis in order to invest in a Fortress-controlled company. Shareholders could independently purchase shares in Impac Commercial Holdings, a Fortress-controlled company whose shares trade at an even larger discount to book value than those of Capstead.

Shareholders strongly desire to realize the fair value of their equity interests, but there is little prospect that shareholders will substantially recover the losses they have suffered, even with new management and a new investment strategy.

According to its filings, on September 30, 1999 the Company had untapped liquidity of $374.7 million, representing 62% of total stockholders' equity of $608.0 million, and potential total liquidity of $536 million (88% of total stockholders' equity) if it sold its "available-for-sale" portfolio at the "fair value estimate" and paid down short-term borrowings.

Of the assets in the "available-for-sale" portfolio, 98% are highly liquid agency securities and 2% are liquid non-agency securities. Were these securities sold in an orderly way, transaction costs should be less than $25 million. Cash liquidity should have exceeded $511 million had this portfolio been sold in such a fashion around September 30, 1999.

We see no practical considerations preventing the Company from selling its available-for-sale portfolio and returning capital to shareholders. The Company will incur transaction costs from asset sales whether it reallocates or distributes the proceeds. Common shareholders should be able to realize upwards of 80% of book value in cash quickly, and substantially all the book value over time as the held-to-maturity portfolio matures.